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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-21295				October 31, 2014
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

JPMorgan Trust I
4. Address of principal executive office (number, street, city, state, zip code):

270 Park Avenue, New York, NY 10017

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SECís Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the companyís securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

2

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of JPMorgan Trust I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each fund listed in Appendix A (each a separate fund of JPMorgan Trust I) (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2014. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board
(United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2014, and with respect to agreement of security purchases and sales, for the period from June 30, 2014 (the date of our last examination, unless otherwise indicated in Appendix A) through October 31, 2014:

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

•	Count and inspection of all securities located in the vault of the Custodian at 4 Chase Metrotech Center, New York, NY 11245. For JPMorgan Income Fund the count and inspection was performed without prior notice to management;

•	Confirmation of all securities of the Funds held at the Depository Trust Company and the Federal Reserve Bank of New York in book entry form and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian;

•	Confirmation of security positions held by the Custodian at foreign sub-custodians and review of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian; and

•	Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or, where broker replies were not received, the application of alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2014 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of JPMorgan Trust I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

New York, New York

May 21, 2015

2 of 3

Appendix A

JPMorgan Asia Pacific Fund

JPMorgan China Region Fund

JPMorgan Commodities Strategy Fund

JPMorgan Emerging Economies Fund

JPMorgan Emerging Markets Equity Fund

JPMorgan Emerging Markets Local Currency Debt Fund

JPMorgan Europe Research Enhanced Equity Fund

JPMorgan Global Allocation Fund

JPMorgan Global Equity Income Fund

JPMorgan Global Natural Resources Fund

JPMorgan Global Research Enhanced Fund

JPMorgan Global Unconstrained Equity Fund

JPMorgan Income Builder Fund

JPMorgan Income Fund*

JPMorgan International Currency Income Fund

JPMorgan International Equity Fund

JPMorgan International Opportunities Fund

JPMorgan International Unconstrained Equity Fund

JPMorgan International Value Fund

JPMorgan International Value SMA Fund

JPMorgan Intrepid European Fund

JPMorgan Intrepid International Fund

JPMorgan Latin America Fund

JPMorgan Market Neutral Fund

JPMorgan Multi-Cap Long/Short Fund

JPMorgan Opportunistic Equity Long/Short Fund

JPMorgan Research Equity Long/Short Fund

JPMorgan Research Market Neutral Fund

JPMorgan Systematic Alpha Fund

JPMorgan Tax Aware Equity Fund

JPMorgan Tax Aware Real Return Fund

JPMorgan Tax Aware Real Return SMA Fund

JPMorgan Total Emerging Markets Fund

*	The period for this fund was from June 2, 2014 (commencement of operations) through October 31, 2014.

3 of 3

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of the funds listed in Appendix A (each a separate fund of JPMorgan Trust I) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2014, and from June 30, 2014 (unless otherwise indicated in Appendix A) through October 31, 2014.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2014, and from June 30, 2014 (unless otherwise indicated in Appendix A) through October 31, 2014, with respect to securities reflected in the investment accounts of the Funds.

JPMorgan Trust I

By:	/s/ Joseph Parascondola
Mr. Joseph Parascondola Assistant Treasurer

May 21, 2015
Date

Appendix A

Fund

JPMorgan Asia Pacific Fund

JPMorgan China Region Fund

JPMorgan Commodities Strategy Fund

JPMorgan Emerging Economies Fund

JPMorgan Emerging Markets Equity Fund

JPMorgan Emerging Markets Local Currency Debt Fund

JPMorgan Europe Research Enhanced Equity Fund

JPMorgan Global Allocation Fund

JPMorgan Global Equity Income Fund

JPMorgan Global Natural Resources Fund

JPMorgan Global Research Enhanced Fund

JPMorgan Global Unconstrained Equity Fund

JPMorgan Income Builder Fund

JPMorgan Income Fund*

JPMorgan International Currency Income Fund

JPMorgan International Equity Fund

JPMorgan International Opportunities Fund

JPMorgan International Unconstrained Equity Fund

JPMorgan International Value Fund

JPMorgan International Value SMA Fund

JPMorgan Intrepid European Fund

JPMorgan Intrepid International Fund

JPMorgan Latin America Fund

JPMorgan Market Neutral Fund

JPMorgan Multi-Cap Long/Short Fund

JPMorgan Opportunistic Equity Long/Short Fund

JPMorgan Research Equity Long/Short Fund

JPMorgan Research Market Neutral Fund

JPMorgan Systematic Alpha Fund

JPMorgan Tax Aware Equity Fund

JPMorgan Tax Aware Real Return Fund

JPMorgan Tax Aware Real Return SMA Fund

JPMorgan Total Emerging Markets Fund

*	The period was June 2, 2014 (commencement of operations), through October 31, 2014